UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

17 April 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

17 April 2014

Interim management statement for the nine months ended 31 March 2014

Diageo reports 0.3% organic net sales growth for the nine months ended 31 March 2014

Diageo delivered 0.3% organic net sales growth in the nine months ended 31 March 2014. In the quarter organic net sales declined 1.3%. As a result of recent developments in Venezuela, including the new currency exchange mechanism and the related reporting implications, Diageo has translated  the group’s Venezuelan operations for the quarter and for the nine months ended 31 March 2014  at a rate of $1 = VEF49.81 (£1 = VEF83.18). Diageo’s organic net sales growth for the nine months and the quarter ended 31 March 2014 reflect this exchange rate.

The organic growth rates for the first half have been recalculated to reflect this exchange rate and are shown in the table below.

Organic net sales growth by region

	Nine months ended 31 March 2014%	Three months ended 31 March 2014%	Six months ended 31 December 2013* %
North America	3.7	1.2	4.6
Western Europe	(0.4)	1.2	(1.0)
Africa, Eastern Europe and Turkey	(0.1)	(5.2)	1.8
Latin America and Caribbean	5.7	27.7	0.4
Asia Pacific	(9.4)	(19.0)	(5.5)
Diageo	0.3	(1.3)	0.9

* Organic growth recalculated at $1 = VEF49.81 (£1 = VEF83.18) for the six months ended 31 December 2013, previously calculated at $1 = VEF19 (£1 = VEF30.4)

Volume declined 2% in the nine months ended 31 March 2014 and 1% in the third quarter.

Reported net sales were down 7.4% in the nine months due to the impact of adverse currency movements and the termination of the distribution agreement with Jose Cuervo.

Commentary on the quarter ended 31 March 2014:

The third quarter saw currency and economic weakness impact consumer confidence across many emerging markets while consumer trends in the developed markets were in line with those in the first half.

In North America consumer trends are unchanged from the first half and the performance in the quarter was in line with our expectations, with organic net sales up 1.2% given the strong third quarter last year. Western Europe continues to drive incremental improvement and benefited from the phasing of sales in the quarter.

Share improved in Russia although net sales were down as consumer confidence declined on economic slowdown and currency weakness. There was a similar slowdown in South Africa and in Kenya Senator Keg sales saw further decline. Performance in the Africa, Eastern Europe and Turkey region was therefore weaker in the quarter, despite growth in Turkey and, more recently, improving trends in Nigeria.

The performance in Latin America and Caribbean improved in the quarter reflecting further improvement in Brazil and a stronger performance in West LAC, in part as it benefited from a comparison against a weak quarter last year. This stronger performance was partially offset by weakness in Mexico, while the use of a new exchange rate to translate Diageo’s business in Venezuela reduced the market’s overall contribution to regional growth.

It was a weak quarter in Asia Pacific with South East Asia seeing further negative impact from the political instability in Thailand and lower trade confidence across a number of markets. As Shuijingfang is a listed entity, performance is reported a quarter in arrears and this quarter’s results reflect the weaker performance in Chinese white spirits in the three months ended 31 December 2013. Elsewhere, Korea continued its positive momentum, and India and Global Travel Asia and Middle East both delivered double digit growth.

At 31 March 2014, net assets were £7,382 million (£8,038 million at 31 December 2013).The reduction was primarily the result of providing for the interim dividend of £493 million and adverse foreign exchange movements. Net borrowings were £9,420 million (£9,096 million at 31 December 2013).

Diageo’s guidance for the  adverse impact  which  exchange rate movements  will have on operating profit before exceptional items in the year ending 30 June 2014, has been  updated to incorporate the new Venezuelan exchange rate of $1= VEF49.81 (£1= VEF83.18) and is expected to be approximately £330 million.

Ivan Menezes, Chief Executive of Diageo commented:

“Our performance reflects the challenging environment we are operating in. Consumers in North America are most resilient, as are consumers of our reserve brands in most markets. In Western Europe the economy, consumer confidence and our business are all improving slowly but consistently. In the emerging markets currency volatility and caution about the outlook for GDP growth are negatively impacting business and consumer confidence.

These results have increased our determination to deliver the operating efficiencies we have identified, to delayer the organisation and to continue to build a stronger business through our focus on our six performance drivers: premium core brands; reserve; innovation; route to consumer; cost and talent.

The current emerging market weakness does not reduce our confidence in the long term growth opportunities of these markets and we have continued to invest to build our brands and routes to consumer for the future. Current trends will however impact top line growth this financial year, but strong management of our cost base means that we remain committed to the delivery of our margin expansion goals.”

Appendix 1

Organic net sales growth recalculated to $1 = VEF49.81 (£1 = VEF83.18)

	Q1%	Q2%	H1%
Diageo	1.6	0.3	0.9
Latin America and Caribbean	(2.0)	1.8	0.4

The table below shows the organic net sales growth as previously reported when it was calculated using $1 = VEF19 (£1 = VEF30.4)

	Q1%	Q2%	H1%
Diageo	2.2	1.6	1.8
Latin America and Caribbean	3	11	8

For further information

Media relations:	Kirsty King +44 (0)208 978 6855
Victoria Ward +44 (0)208 978 4353
press.office@diageo.com

Investor relations:	Catherine James +44 (0)7803 854550
Pier Falcione +44 (0) 208 978 4838
Colette Wright +44 (0) 208 978 1380
Angela Ryker Gallagher +44 (0) 208 978 4911
investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•	changes in the cost or supply of raw materials, labour and/or energy;

•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ included in Diageo’s annual report for the year ended 30 June 2013. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 22 April 2014	By:	/s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant